INTERNET GOLD

The Bezeq Era

Investors Presentation

November 2015



INTERNET GOLD

Forward-Looking Statement

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include the factors indicated in our filings with the Securities and Exchange Commission (SEC). For more details, refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F and Current Reports on Form 6-K. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

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IGLD's Profile

- Internet Gold (TASE and Nasdaq: IGLD) is a telecommunications-oriented holding company. Internet Gold's holds 66.71% interest in B Communications Ltd. ("BCOM") (TASE and Nasdaq: BCOM), which in turn holds the controlling interest (approximately 30.6%) in Bezeq – The Israel Telecommunication Corp., Israel's largest telecommunications provider (TASE: BEZQ).
- Internet Gold is a subsidiary of Eurocom Communications Ltd.
- Since the acquisition of its controlling interest in Bezeq in April 2010, BCOM has decreased its net debt from more than NIS 5 billion to just NIS 2.4 billion as of September 30, 2015.
- IGLD's debt includes 2 series of debentures that are traded on TASE.
- Trades at a significant discount to Net Asset Value
- Third consecutive quarter of dividend distribution by B Communications to its shareholders

Bezeq, B-Com and IGLD are ultimately controlled by the Eurocom Group, the most experienced operator in the Israeli telecommunications field

- Eurocom was founded in 1979
- One of Israel's largest holding companies with a strong presence in Israel and a growing international presence
- Owned by Shaul Elovitch, Chairman of the Board of Directors (80% ownership) and Yossef Elovitch, Director (20% ownership)
- Solid financial base and strategic partnerships support growth
- Investments in telecommunications, satellite services, media, consumer electronics, real estate and additional fields



eurocom group
70%
Internet Gold (IGLD)
67%
B Communications (B-Com)
31% control stake
Bezeq
Satellite Services
Space Communications Ltd.
Satcom Sys Ltd.
Telecom Consumer Electronic Products
Eurocom Cellular Communications (Nokia)
Eurocom Digital Communications (Panasonic)
D.M. Engineering Ltd.
Real Estate
Eurocom Real Estate Ltd.
EITAG Ltd.
Investments & Finance
Enlight energy Ltd.
Eurocom Capital Finance Ltd.
★ Traded on TASE ★ Traded on NASDAQ

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Eurocom: Israel's Largest Communications Footprint

eurocom group

	Relative strength	Company within the group
Internet access	●	bezeq
Internet Services	●	Bezeq International
Internet VAS residential	●	Bezeq International
Internet business	●	bezeq
e-Advertising	●	walla!
e-Commerce	●	וואלה! שופס
Date Services	●	bezeq
ILD	●	Bezeq International
Fixed telephony	●	bezeq
Mobile	●	pelephone
Multi channel TV	●	yes.
Telecom & consumer electronics.	●	ZTE中兴, NOKIA, Panasonic, MOTOROLA
Satellite services	●	AMOS, GILAT

Experienced, Disciplined Leadership



Shaul Elovitch *

Founder & Chairman

Over 40 years experience building leading communications businesses and other major investments businesses



Doron Turgeman

CEO since 2011 & CFO from 2001 till 2011

20 years experience in management

18 years in communications

Proven capabilities in:

- Strategy creation & strategic planning
- Marketing & brand development
- Operational & financial management
- Management of mergers & acquisitions
- Creation of partnerships
- Capital raising: 13 major transactions
  - 2 IPOs – **IGLD** and **BCOM**
  - 10 bond issues
  - $800 million Rule 144A offering

* Chairman of the board of directors of Bezeq and it's subsidiaries

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Key Milestones for IGLD

From small entrepreneurial business to large holding company

1999 to 2006	• Founded in 1999 under the name Goldtrade, operating in the field of e-commerce, as a subsidiary of IGLD, and as the operator of the e-commerce web site P1000 • In 2004, IGLD increases its holdings in the Company to 100% • Restructure of IGLD into a holding company owning Smile Communications and Smile Media • As part of the restructure Goldtrade changes its name to Smile Communications, transfers its e-commerce activities to Smile Media and receives IGLD's communications activities • Acquisition and merger with 012 Golden Lines to form 012 Smile Communications • Successful IPO and listing of 012 Smile Communications on NASDAQ and TASE (SMLC)
2007 to 2009	• Continuous organic growth • Crystallization of the strategy to become a leader in the Israeli telecom market • Preparation for the next major M&A transaction while examining several opportunities
2010 to 2015	• Sale of legacy 012 Smile Communications assets • Acquisition of the controlling interest in Bezeq – Israel's telecom market leader • From April 2010 through September 2015, BCOM decreased its net debt from more than NIS 5 billion to NIS 2.4 billion. • On February 19, 2014, BCOM announced the completion of an international offering of US$ 800 million senior secured notes that was used to fully refinance the bank and institutional debt that it incurred to acquire its controlling interest in Bezeq. • Focus on continuous deleveraging and creation of shareholder value

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Group Structure


Eurocom Group
Private
~70.4%
Free float
~29.6%
Internet Gold Golden Lines
• M.cap (Mil. NIS) - 912
• NAV(2) (Bil. NIS) - 2.4
• Net debt (Mil. NIS) - 816
• Net debt / EBITDA – 4.91
• Listed - TASE, NASDAQ
~66.7%
Free float
~33.3%
BCOM
• M.cap (Bil. NIS) – 3.1
• NAV(3) (Bil. NIS) - 4.8
• Net debt (Bil. NIS) – 2.4
• Net debt / EBITDA – 3.97
• Listed - TASE, NASDAQ
~30.6%
Free float
~69.4%
bezeq
• M.cap (Bil. NIS) – 23.8
• TTM EV/EBITDA (4) - 7.7
• Net debt / EBITDA (4) – 2.09
• Listed - TASE
bezeq
Fixed-line, broadband infrastructure, data com
100%
100%
pelephone
Mobile telephony and data
bezeq on line
Call centre services
100%
100%
Bezeq International
ILD, ISP, enterprise solutions
yes.
Pay-TV (DTH)
100%
100%
Walla!
Internet portal

Source: Company's information, Bezeq's investors' presentation.

(1) All figures are as of September 30, 2015.

(2) IGLD's NAV is defined as value of IGLD's shares according to BCOM's NAV, based on Bezeq stock price as of November 18, 2015, less IGLD's net debt.

(3) BCOM's NAV is defined as value of BCOM's shares according to Bezeq market cap, based on Bezeq stock price as of November 18, 2015, less BCOM's net debt as of September 30.

(4) Bezeq's EV/EBITDA and Net Debt/EBITDA ratios are effected by the full consolidation of Yes financials as of March 26,2015.

bezeq

Bezeq, Our Base Asset

INTERNET GOLD

Bezeq: Israel's Most Comprehensive Communications Infrastructure and Service Provider



Listed on TASE
bezeq
Bezeq Group
2014 Rev. NIS 9.06bn
2014 EBITDA NIS 4.51bn
100%
100%
100%
100%
100%
100%
bezeq
Bezeq International
pelephone
yes.
bezeq on line
walla!
Fixed-Line
Fixed-line, broadband infrastructure, data com
2014 Rev. NIS 4.32bn
2014 EBITDA NIS 2.67bn
Bezeq Int'l
ILD, ISP, enterprise solutions
2014 Rev. NIS 1.50bn
2014 EBITDA NIS 362mm
Pelephone
Mobile telephony and data
2014 Rev. NIS 3.42bn
2014 EBITDA NIS 879mm
yes
Pay-TV (DTH)
2014 Rev. NIS 1.72bn
2014 EBITDA NIS 570mm
Bezeq on line
Call centre services
Walla!
Internet portal
e - Commerce
e - Advertising

On June 23, 2015, and Further to Bezeq's shareholders approval, approval was granted by the Ministry of Communications for the transfer of the means of control in Yes such that Bezeq would control Yes and hold all of Yes's issued and paid-up capital, unconditionally. This concludes the satisfaction of all the preconditions that were determined in the purchase transaction between Bezeq Eurocom D.B.S. Ltd., which was approved by the General Meeting on March 23, 2015. The closing took place on June 24, 2015. At the closing: (a) a total cash amount of NIS 680 million (six hundred and eighty million), was paid to Eurocom DBS; (b) Bezeq acquired the entire holdings of Eurocom DBS in Yes (including a right to exercise 43 Yes shares that it holds) and acquired all the shareholder loans provided by Eurocom DBS to Yes (c) Eurocom DBS director in YES, resigned. As a result of the closing Bezeq holds 100% of "YES"

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Bezeq Financials
(NIS Millions)

Revenues



10,278
9,563
9,055
2012
2013
2014

EBITDA



43.6%
43.2%
49.8%
4,477
4,130
4,507
2012
2013
2014

Net income attributable to shareholders



1,861
1,771
2,111
2012
2013
2014

Free cash flow *



2,779
3,236
2,751
2012
2013
2014

Source : Bezeq's press release

* Free cash flow is defined as free cash flows from operating activities less net payments for investments

Bezeq Business Lines

Bezeq Fixed-Line

Fixed-line, broadband infrastructure, data com

NISmm	2012A	2013A	2014A	CAGR 12–14
Revenue	4,630	4,478	4,317	*-3.44%*
% growth	*-0.4%*	*-3.3%*	*-3.6%*	
EBITDA	2,689	2,681	2,668	*-0.39%*
% margin	*58.1%*	*59.9%*	*61.8%*	
Capex, net	658	485	601	*-4.43%*
% of rev.	*14.2%*	*10.8%*	*13.9%*	
FCF[1]	1,351	1,789	1,658	*10.78%*
% of rev.	*29.2%*	*40.0%*	*38.4%*	

NGN Next Generation Network

- Leading broadband provider in Israel with over 1.4 million subscribers, approximately 65% market share, offering up to 100 Mbps.
- FTTC, all IP, infrastructure for consumer and business customers, covering 99% of Israeli households.
- Provides customers with high speed data transmission and ultra-fast Internet services over existing copper lines and fiber.
- FTTB rollout is expected to cover 1.3 million households by the end of 2015.

Pelephone

Mobile telephony and data

NISmm	2012A	2013A	2014A	CAGR 12–14
Revenue	4,468	3,809	3,419	*-12.52%*
% growth	*-19.5%*	*-14.7%*	*-10.2%*	
EBITDA	1,423	1,065	879	*-21.41%*
% margin	*31.8%*	*28.0%*	*25.7%*	
Capex, net	381	315	321	*-8.21%*
% of rev.	*8.5%*	*8.3%*	*9.4%*	
FCF[1]	1,347	1,276	892	*-18.62%*
% of rev.	*30.1%*	*33.5%*	*26.1%*	

HIGH SPEED GSM+ HSPA

- 2.57 million cellular customers
- HSPA (High Access Packet Speed) cellular technology offering 4 G speed.
- Initial LTE-4G launch in 2014, expansion in 2015.
- Essential to accessing higher value segments of the market.
- Strong platform for rising smartphone demand and advanced data services.

[1] Free cash flow is defined as cash flows from operating activities less net payments for investments

Bezeq Business Lines

Bezeq International

ILD, ISP, enterprise solutions

NISmm	2012A	2013A	2014A	CAGR 12–14
Revenue	1,340	1,433	1,504	*5.94%*
% growth	*-1.0%*	*6.9%*	*5.0%*	
EBITDA	355	357	362	*0.98%*
% margin	*26.5%*	*24.9%*	*24.1%*	
Capex, net	173	97	109	*-20.62%*
% of rev.	*12.9%*	*6.8%*	*7.2%*	
FCF[1]	99	191	203	*43.20%*
% of rev.	*7.4%*	*13.3%*	*13.5%*	



- Leading broadband Internet service in Israel Approximately 42% Internet market share.
- Israel's largest data center.
- Direct ownership of modern and high- speed submarine cable system deployed between Israel and Europe.
- Increasing bandwidth at affordable rates.
- International telephony

Yes

Multi-Channel DTH Provider

NISmm	2012A	2013A	2014A	CAGR 12–14
Revenue	1,636	1,635	1,724	*2.65%*
% growth	*1.1%*	*-0.1%*	*5.4%*	
EBITDA	502	530	570	*6.56%*
% margin	*30.7%*	*32.4%*	*33.1%*	
Capex, net	284	323	304	*3.46%*
% of rev.	*17.4%*	*19.8%*	*17.6%*	
FCF1	134	167	138	*1.48%*
% of rev.	*8.2%*	*10.2%*	*8.0%*	

- Leading brand for content innovative applications and customer service
- Over 43% market share.
- Rich content offering with extensive agreements with first –tier content producers.
- Over 160 channels including 39 Yes branded channels.
- Fully digital with nationwide deployment.

[1] Free cash flow is defined as cash flows from operating activities less net payments for investments

Bezeq's Dividend Policy

distribution of 100% of its net income on a semi-annual basis

Dividend Yield from 2006 to 2015



Bezeq Group Dividends by Year (NIS MM)
Dividend yield (%)
Dividend
Dividend Yield
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
10.50%
16.10%
9.10%
9.80%
14.90%
13.40%
21.90%
19.40%
12.30%
9.30%
1,600
1,800
1,060
1,514
1,941
3,733
1,000
2,155
1,000
2,071
1,000
1,830
2,069
1,777
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015*
Special Dividend
Dividend
Dividend Yield

Source: Bezeq

* Dividend Yield is based on average market cap during the period

- Based on its ownership interest, BCOM will receive ~ 31% of Bezeq's annual dividends
- Since 2006, Bezeq has paid over NIS 24.5 billion (US$ 6.3 billion) in dividends

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IGLD's Cash Position

As of September 30, 2015, IGLD's unconsolidated cash and cash equivalents totaled NIS 316 million, its unconsolidated total debt was NIS 1.1 billion, and its net debt totaled NIS 816 million.

IGLD's Unconsolidated Balance Sheet Data*
As of September 30, 2015

	NIS millions
Short term liabilities	202
Long term liabilities	930
Total liabilities	**1,132**
Cash and cash equivalents	316
Total net debt	**816**

* Does not include the balance sheet of BCOM

IGLD During Last 9 Months

	December 31,2014	September 30, 2015
IGLD's share in Bcom's Market cap (NIS Billions)	1.40	1.54
IGLD's share in Bcom's NAV (NIS Billions)	2.21	3.23
Net Financial Debt (NIS Billions)(1)	0.82	0.82
NAV (NIS Billions)(2)	1.39	2.41
Debt Weighted Duration (In years)	3.50	3.17
LTV (3)	37.1%	25.4%
Local rating of Series B/C Debentures	BBB+	BBB+
Series C Debentures YTM (4)	4.48%	2.87%
Series D Debentures YTM (4)	6.58%	5.52%
Total Liquidity (NIS Billions)	0.32	0.32

(1) Net financial debt reported at December 31, 2014 and September 30, 2015.

(2) NAV is calculated as IGLD's share in Bcom's NAV minus its Net Financial debt.

(3) LTV is calculated as IGLD's Net Financial debt divided by its share in Bcom's NAV.

(4) YTM as of December 31,2014 and November 18, 2015.

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Projection of Future Debt Repayment

(NIS millions)



250
200
150
100
50
-
224
215
185
183
177
175
113
64
32
32
85
82
151
145
139
133
185
175
113
64
2015
2016
2017
2018
2019
2020
2021
2022
Series B Debentures
Series C Debentures
Series D Debentures

* All amounts include future estimated interest payments

The Bezeq Era

Thank you

